Mail Stop 4561

June 30, 2008

P. Howard Edelstein
President, Chief Executive Officer and Director
Nyfix, Inc.
100 Wall Street
New York, New York 10005

>   **Re: Nyfix, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 001-02292**

Dear Mr. Edelstein:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We are in receipt of your confidential treatment request, CF Control #22121. Comments with respect to the application will be provided promptly in a separate letter.

Risk Factors, page 23

2.   We note your discussion on page 23 and throughout the document (i.e. liquidity discussion and financial statement footnotes) with regards to NYFIX's broker-dealer subsidiaries Net Capital Requirements pursuant to SEC Rule 15c3-1. Tell us how you considered including similar disclosures with regards to your broker-dealer subsidiaries' Reserve Requirements under Rule 15c3-3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

3.   Please consider including an "Overview" of management's perspective on NYFIX to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that NYFIX's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing NYFIX and how management is dealing with these issues. We note your disclosure regarding operating businesses that design, produce and sell technology-based products and services to professional financial services organizations that are engaged in trading activities including traditional asset management (including the trading of those assets), proprietary trading, and/or the handling of client orders in the U.S. and international securities markets. Consider enhancing your disclosure to address any material trends regarding these operations. As other examples, consider whether discussion should be added regarding pricing pressure. Refer to Release No. 33-8350.

Transaction, page 38

4.   You indicate that discontinuing your Fusion OMS business could impact future transaction revenues, as many of the Fusion OMS clients use your execution services. Please tell us what consideration you gave to quantifying this factor. Refer to III.B.1. to Release No. 34-48960.

Product Sales and Services, page 39

5.   You indicate the decrease in product sales and services during 2007 and 2006 was related to a decrease in sales of software licenses and related services by your FIX Division, yet provide no discussion of why there was a decrease in sales of software licenses and related services. MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. When a description of known material trends, events, demands, commitments and uncertainties is set forth, you should

consider including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.

Transaction, page 39

6.   You state that due to difficulties you had in capturing the trade information for NYSE outbound routed orders on a real time basis from March 5, 2007 through May 31, 2007, you were not able to timely notify your DMA clients of the pass through NYSE linkage fees and as a result did not record any offsetting revenue from these clients related to $1.9 million of these charges during this period. Please clarify what consideration you gave to Item 303(a)(3)(ii) in determining whether to discuss the likelihood that difficulties in capturing trade information for NYSE outbound routed orders will be a recurring factor effecting your costs and expenses.

Liquidity and Capital Resources, page 44

7.   You indicate that you derive your liquidity and capital resources primarily from issuances of stock and from long-term borrowings and may need to raise additional outside funding for strategic acquisitions. Where a company has decided to raise or seeks to raise material external equity or debt financing, or if it is reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company's cash position and liquidity (as well as results of operations in the case of matters such as interest payments) should be considered. Refer to IV.B.2. to Release No. 34-48960.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 58

8.   We note that NYFIX earns revenues relating to charges for connectivity to the Nyfix trading community, which include the various costs of connecting clients such as telecommunications, installation and maintenance of routers, network management software and staff, and other costs related to the management of connectivity. Clarify for us whether these charges are incurred in connection with your subscription arrangements. In addition, please explain further your statement that the connectivity charges are recognized "as the services are provided." Further, tell us when these fees are collected from your customers (i.e. upfront, monthly, etc.). Also, tell us if any of these fees are initial set-up costs and if so, tell us how you considered SAB Topic 13.A.3(f) in accounting for such revenues. Tell us the amount of such fees for each period presented.

Recent Accounting Pronouncements, page 64

9.   FIN 48 is effective for fiscal year beginning after December 15, 2006. Clarify for
        us whether NYFIX adopted the provisions of FIN 48 on January 1, 2007 and tell
        us how you considered the disclosure requirementsof paragraphs 20 and 21 of the
        guidance. Further, tell us how your independent auditors considered including a
        discussion of the adoption of FIN 48 in their audit opinion.

Note 3. Acquisitions and Dispositions, page 65

10.   We note that in October 2007, NYFIX decided to discontinue its Fusion OMS
        business. Tell us how you considered paragraphs 30 and 41- 43 of SFAS 144 in
        determining that classification of the operations of this product line as
        discontinued operations at December 31, 2007 was not necessary. In your
        response, please explain what NYFIX considers to be a component of your entity
        (i.e. a segment, a reporting unit, an asset group) for purposes of reporting
        discontinued operations.

11.   We note that with the sale of NYFIX Overseas, NYFIX agreed to indemnify the
        buyer, G.L. Trade S.A. for several items including patent settlements, tax
        contingencies and stock option related obligations. Please tell us how you
        considered the guidance in FIN 45 to record a liability for such guarantees or, at a
        minimum, to include disclosures regarding these arrangements pursuant to
        paragraph 13 of such guidance.

Note 15. Loss Per Share Applicable to Common Stockholders, page 90

12.   Tell us how you considered Issue 5 of EITF 03-6 in determining whether the
        convertible preferred stock should be included in the computation of basic
        earnings per share regardless of the fact that NYFIX has a net loss from
        operations. In this regard, tell us and disclose whether the Series B preferred
        shareholders have contractual obligations to share in the losses of NYFIX.

Exhibit 31.1 and 31.2

13.   We note that the identification of the certifying individuals at the beginning of
        Exhibits 31.2 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes
        the titles of the certifying individuals. In future filings, the identification of the
        certifying individuals at the beginning of the certifications should be revised so as
        not to include the individual's title.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental

materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief